Exhibit 99.2

LUCKIN COFFEE INC.
NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on September 2, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Luckin Coffee Inc. (OTC:LKNCY) (the “Company” or “we”) will be held at 3:00 PM on Wednesday September 2, 2020, Beijing Time. The EGM will be held at H001, No. 118, Zhong Guan Cun Dong Road, Haidian District, Beijing, People’s Republic of China.

Members of record of the Company’s ordinary shares, par value US$ 0.000002 per share (“Ordinary Shares”), registered on the Company’s Register of Members as of the close of business of the date of this notice, New York time (the “Record Date”), are cordially invited to attend the EGM. Members of each Ordinary Share issued and registered on the Company’s Register of Members as of the Record Date is entitled to vote at the EGM. The resolution put to the vote at the EGM will be decided by poll.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution:

Resolution 1: Mr. Sean Shao be and is hereby appointed as a director of the Company with effect from the conclusion of the EGM.

By Order of the Board of Directors,

/s/ Jinyi Guo
Jinyi Guo
Chief Executive Officer

Beijing, China

August 3, 2020